September 22, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Kauten Larry Spirgel Joan Collopy Elizabeth Sandoe Lisa Etheredge Robert Littlepage

Re:

Palantir Technologies Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed on September 14, 2020

File No. 333-248413

Amendment No. 4 to Registration Statement on Form S-1

Filed on September 18, 2020

File No. 333-248413

Amendment No. 5 to Registration Statement on Form S-1

Filed on September 21, 2020

File No. 333-248413

Amendment No. 6 to Registration Statement on Form S-1

Filed on September 21, 2020

File No. 333-248413

Ladies and Gentlemen:

On behalf of our client, Palantir Technologies Inc. (“Palantir” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letters dated September 22, 2020, relating to the above referenced Amendments No. 3, 4 and 5 to Registration Statement on Form S-1. We are concurrently submitting via EDGAR this letter and have publicly filed Amendment No. 6 to Registration Statement on Form S-1 (the “Registration Statement”).

The Company respectfully advises the Staff that it believes that each of the comments from the Staff has been addressed in the above-referenced Registration Statement.

*****

Securities and Exchange Commission

September 22, 2020

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (650) 565-3765 or aspinner@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Allison B. Spinner
Allison B. Spinner

cc:	Alexander C. Karp, Palantir Technologies Inc.

David Glazer, Palantir Technologies Inc.

William Ho, Palantir Technologies Inc.

Matthew Long, Palantir Technologies Inc.

Sean Stenstrom, Palantir Technologies Inc.

Justin Laubach, Palantir Technologies Inc.

Scott Hsu, Palantir Technologies Inc.

Deeptha Mathavan, Palantir Technologies Inc.

Steven Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP